Press Release from the Atlas Copco Group

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Annika Berglund, Senior Vice President Communications
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2004 SEP 23 A 10: 56
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Atlas Copco's Capital Markets Day in summary

Stockholm, Sweden, September 21, 2004: Today, Atlas Copco holds its annual Capital Markets Day. The meeting is aimed at giving a deeper understanding of the Group's strategy, structure, and ongoing activities.

Gunnar Brock, President and CEO, reconfirms the near-term outlook given on July 17, when Atlas Copco presented its second quarter report. *"The positive demand trend for Atlas Copco's products and services is expected to continue."*

The Atlas Copco Group has a vision to be first in mind—first in choice of customers and other key stakeholders. A key strategy for the Group is growth and it should be achieved primarily through organic growth supported by selective acquisitions. *"We want to reinforce our growth ambitions,"* says Brock. *"We will utilize the Group's product and market leadership, financial strength, and our operational capabilities to achieve profitable organic growth."*

In August, Atlas Copco Group agreed to sell its electric tool business to Techtronic Industries. *"We have on an annual basis added more sales through organic growth and acquisitions than what will be deducted through the divestment of professional electric tools."*

Construction and Mining Technique, the business area in the spotlight during the Capital Markets Day, has made three acquisitions during 2004; Ingersoll-Rand Drilling Solutions, Baker Hughes Mining Tools, and Rotex, and has posted double digit organic growth. *"The acquired businesses have a perfect strategic fit and contribute with complementary products and market coverage to our already strong market position and growth platform,"* says Björn Rosengren, Business Area Executive Construction and Mining Technique.

Approximately 85 analysts, investors, and journalists, along with the members of Atlas Copco Group Management, are attending the Capital Markets Day in Örebro, Sweden.

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SEP 28 2004
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FINANCIAL

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately SEK 45 billion (EUR 4.9 billion), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on www.atlascopco-group.com.

Near-term demand outlook published July 17, 2004

The positive demand trend for Atlas Copco's products and services is expected to continue.
In North America, demand from the manufacturing and process industries is expected to increase, while the non-residential construction sector is expected to remain largely at present level. In Europe, demand is expected to continue to increase somewhat, with Eastern Europe still providing the best opportunities for growth. The strong development in Asia is foreseen to continue, but at lower rate than in the most recent quarters

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